Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

April 25, 2024

Re:	ZEEKR Intelligent Technology Holding Limited (CIK: 0001954042) Amendment No. 4 to Registration Statement on Form F-1 Filed on April 12, 2024 File No. 333-275427

Confidential

Mr. Charles Eastman

Mr. Hugh West

Mr. Bradley Ecker

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ZEEKR Intelligent Technology Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 17, 2024 on the Company’s Amendment No. 4 to Registration Statement on Form F-1 filed on April 12, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form F-1 (the “Revised Registration Statement”). Subject to market conditions and the review of the Staff, the Company currently expects to file a preliminary prospectus containing the estimated offering size and a price range on or around May 3, 2024. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to the Staff’s comments by revising the Registration Statement or by providing an explanation if the Company has not so revised the Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Registration Statement where the language addressing a particular comment appears.

April 25, 2024

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Form F-1/A filed April 12, 2024

Capitalization, page 82

1.	We note your response to our comment number 1; however, your Consolidated Balance Sheet for the year ended December 31, 2023 (on page F-4) indicates notes payable of US$775,355 and amounts due to related parties of US$2,303,681. It is not clear why the aforementioned indebtedness is not included in the Capitalization table. Please refer to Part I, Item 3 (B) and the related instructions to Form 20-F and revise as necessary.

The Company respectfully advises the Staff that it has updated the disclosure on page 83 in the Revised Registration Statement in response to the Staff’s comment.

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April 25, 2024

If you have any questions regarding this submission, please contact Ran Li at +86-10-8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Ran Li
Ran Li

cc:	Mr. Conghui An, Chief Executive Officer
Mr. Jing Yuan, Chief Financial Officer
ZEEKR Intelligent Technology Holding Limited

Mr. Neo Lin, Partner
Deloitte Touche Tohmatsu Certified Public Accountants LLP